

03015965

So 4/4/03

UF 4-3-03

UNITED STATES
IES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response...... 12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8-46673

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

RECEIVED

MAR 3 1 2003

REPORT FOR THE PERIOD BEGINNING ___01/01/02___ AND ENDING ___12/31/02___

                               MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FN: VM Equity Partners Inc.

NN: Valuemetrics Capital, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 South Riverside Plaza, Suite 800

(No. and Street)

Chicago,	Illinois	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kenneth F. Koehn   (312) 526-7240

                                                         (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dooley, Bradford R., CPA

(Name – if individual, state last, first, middle name)

220 South State Street,	Chicago,	Illinois	60604
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED

APR 10 2003

THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____ Kenneth F. Koehn _____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____ Valuemetrics Capital, LLC _____ , as

of _____ December 31 _____, 20 02 ___, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____ None _____

Sworn and subscribed to me on the
28ᵗʰ day of March 2003

> OFFICIAL SEAL
> RYAN A BLACKSTONE
> NOTARY PUBLIC, STATE OF ILLINOIS
> MY COMMISSION EXPIRES: 11/28/04

_____
Signature

Vice President
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VALUEMETRICS CAPITAL, LLC
(FORMERLY VM EQUITY PARTNERS, INC.)

FINANCIAL STATEMENTS

DECEMBER 31, 2002

(FILED PURSUANT TO RULE 17a-5(d)

UNDER THE SECURITIES EXCHANGE ACT

OF 1934)

BRADFORD R. DOOLEY & ASSOCIATES

Accountants and Auditors

220 SOUTH STATE STREET - SUITE 1910

CHICAGO, ILLINOIS 60604

Member
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
ILLINOIS CPA SOCIETY

TELEPHONE
(312) 939-0477

FAX
(312) 939-8739

INDEPENDENT AUDITOR'S REPORT

To the Members
Valuemetrics Capital, LLC
Chicago, Illinois 60606

I have audited the accompanying statement of financial condition of Valuemetrics Capital, L.L.C. (Formerly VM Equity Partners, Inc.) as of December 31, 2002, and the related statements of income (loss), changes in member's capital and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Valuemetrics Capital, LLC as of December 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Certified Public Accountant

Chicago, Illinois
March 28, 2003

VALUEMETRICS CAPITAL, LLC
(FORMERLY VM EQUITY PARTNERS, INC.)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Cash in bank	$	8,544
Accounts receivable		21,690
Receivables from affiliates		16,888
Investment in limited liability companies		45,000
Total assets	$	92,122

LIABILITIES AND MEMBERS' CAPITAL

Liabilities	-0-
Members' Capital	92,122
Total liabilities and member's capital	$ 92,122

The accompanying notes to the financial statements are an integral part of this statement.

VALUEMETRICS CAPITAL, L.L.C.
(FORMERLY VM EQUITY PARTNERS, INC.)
STATEMENT OF INCOME (LOSS)
FOR THE YEAR ENDED DECEMBER 31, 2002

Revenues

Fee income		$ 970,302

Expenses

Contract services	1,101,337	
Professional fees	42,647	
Other operating expenses	64,284	
Total operating expenses		1,208,268
Net income (loss)		$ (237,966)

The accompanying notes to the financial statements are an integral part of this statement.

VALUEMETRICS CAPITAL, LLC
(FORMERLY VM EQUITY PARTNERS, INC.)
STATEMENT OF CHANGES IN MEMBERS' CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2002

	Common Stock	Additional Paid In Capital	Retained Earnings	Total Shareholders' Equity	Members' Capital
Balance, January 1, 2002	$ 1	$ 14,999	$ 291,244	$ 306,244	$ -0-
Transfer of assets to Limited Liability Company	(1)	(14,999)	(291,244)	(306,244)	306,244
Add: Member capital contributions					23,844
Net income (loss) for the year ended December 31, 2002					(237,966)
Balance, December 31, 2002	$ -0-	$ -0-	$ -0-	$ -0-	$ 92,122

The accompanying notes to the financial statements are an integral part of this statement.

VALUEMETRICS CAPITAL, LLC
(FORMERLY VM EQUITY PARTNERS, INC.)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002

Cash Flows From (Applied To) Operating Activities

Net income (loss)	$ (237,966)	
Adjustments to reconcile net income to net cash provided by (applied to) operating activities:		
(Increase) Decrease in:		
Accounts receivable	19,094	
Receivables from affiliates	148,069	
Other investments	25,010	
Other assets	4,046	
Increase (Decrease) in:		
Accounts payable and accrued expenses	(3,823)	
Net cash from (applied to) operating activities		$ (45,570)

Cash Flows From (Applied To) Financing Activities

Members' capital contributions	23,844	
Net cash from (applied to) financing activities		23,844
Net increase (decrease) in cash and cash Equivalents		(21,726)

Beginning Cash, January 1, 2002

	30,270

Ending Cash December 31, 2002

	$ 8,544

Supplemental Disclosures

Interest paid during 2002	$ -0-
Income taxes paid during 2002	$ -0-

Non-Cash Transaction

Effective May 23, 2002, VM Equity Partners, Inc. transferred substantially all of its assets to Valuemetrics Capital, LLC.

The accompanying notes to the financial statements are an integral part of this statement.

VALUEMETRICS CAPITAL, LLC
(FORMERLY VM EQUITY PARTNERS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

NOTE 1   ORGANIZATION

Description of the Partnership

Valuemetrics Capital, LLC, (VMC) is a Delaware limited liability company, which was formed on April 11, 2001. The Company, (VMC) remained inactive until May 23, 2002, at which time assets were transferred from VM Equity Partners, Inc. along with its broker dealer license and VMC became a registered broker/dealer.

The Company is registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company is primarily engaged in the business of the private placement of securities and other non-securities business such as providing client support services relating to sales, mergers and acquisition of businesses.

NOTE 2   SIGNIFICANT ACCOUNTING POLICIES

A summary of significant accounting policies which have been followed by Valuemetrics Capital, LLC in preparing the accompanying financial statements is set forth below.

Basis of Presentation

The accompanying financial statements reflect the activity of the broker/dealer for the entire year ending December 31, 2002. Prior to the transfer of assets and registration from VM Equity Partners, Inc., the operating activities were conducted under VM Equity Partners, Inc.

Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalent

The Company considers all highly liquid investments with a maturity of three months or less at the date of acquisition to be cash equivalents.

Revenue Recognition

Fees and associated receivables are recorded at the time that services are provided and the income is reasonably determinable. ·

Income Taxes

No provision or credit has been made for Federal income taxes, as the Company's income (loss) is directly allocable for income tax purposes to the individual members.

VALUEMETRICS CAPITAL, LLC
(FORMERLY VM EQUITY PARTNERS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

NOTE 3   OTHER INVESTMENTS

The Company has investments of $45,000 in limited liability and other companies that are not readily marketable at December 31, 2002.

These investments are nonallowable assets for purposes of the net capital requirement as described in **NOTE 5.**

NOTE 4   RELATED PARTY TRANSACTIONS

The Company is affiliated with Valuemetrics Advisors, Inc. (VMA), due to common ownership of the members. VMA provides various advisory services to the Company as it relates to client engagements.

During the year ended December 31, 2002, the Company paid $1,101,337 to VMA for various services related to the Company's customers. There are no amounts due VMA as of December 31, 2002.

In addition, the Company has advanced $16,888 on behalf of other entities which are related due to common ownership.

Rent and occupancy along with various administrative support is provided at no cost to the Company by VMA.

NOTE 5   NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain "net capital" equivalent to $5,000 or 6 2/3% of "aggregate indebtedness", whichever is greater as these terms are defined.

Net Capital and aggregate indebtedness change from day to day, but at December 31, 2002, the Company had net capital and net capital requirements of $8,544 and $5,000 respectively. The net capital rule may effectively restrict payment of cash distributions to the members.

SUPPLEMENTARY SCHEDULES

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	Valuemetrics Capital, LLC		as of	12/31/02

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition....................................	$	92,122	3480
2.	Deduct ownership equity not allowable for Net Capital .... 19 (		)	3490
3.	Total ownership equity qualified for Net Capital		92,122	3500
4.	Add:			
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital.................			3520
	B. Other (deductions) or allowable credits (List)...			3525
5.	Total capital and allowable subordinated liabilities..	$	92,122	3530
6.	Deductions and/or charges: 17			
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C) $ 83,578	3540		
	B. Secured demand note deficiency.....................................	3590		
	C. Commodity futures contracts and spot commodities-proprietary capital charges...	3600		
	D. Other deductions and/or charges.....................................	3610	(83,578)	3620
7.	Other additions and/or allowable credits (List)...			3630
8.	Net capital before haircuts on securities positions 20	$	8,544	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):			
	A. Contractual securities commitments .... $	3660		
	B. Subordinated securities borrowings.................................	3670		
	C. Trading and investment securities:			
	1. Exempted securities.................................... 18	3735		
	2. Debt securities.......................................	3733		
	3. Options	3730		
	4. Other securities	3734		
	D. Undue Concentration	3650		
	E. Other (List)...	3736	(-0-)	3740
10.	Net Capital...	$	8,544	3750

OMIT PENNIES

There are no material modifications between the above
audited net capital computation and the Company's
unaudited filing.

See Auditor's Report.

BROKER OR DEALER	Valuemetrics Capital, LLC	as of	12/31/02

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	$	-0-	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	5,000	3758
13.	Net capital requirement (greater of line 11 or 12)	$	5,000	3760
14.	Excess net capital (line 10 less 13)	$	3,544	3770
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	$	8,544	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition		$	-0-	3790
17.	Add:				
	A. Drafts for immediate credit	$ _____ 3800			
	B. Market value of securities borrowed for which no equivalent value is paid or credited	$ _____ 3810			
	C. Other unrecorded amounts (List)	$ _____ 3820	$		3830
19.	Total aggregate indebtedness		$	-0-	3840
20.	Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)		%	-0-	3850
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)		%		3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3870
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$		3880
24.	Net capital requirement (greater of line 22 or 23)	$		3760
25.	Excess net capital (line 10 less 24)	$		3910
26.	Net capital in excess of: 5% of combined aggregate debit items or $120,000	$		3920

There are no material modifications between the above
audited computations and the Company's unaudited filing.

OMIT PENNIES

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

See Auditor's Report.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	Valuemetrics Capital, LLC	as of 12/31/02

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon
which such exemption is based (check one only)

A. (k) (1)—$2,500 capital category as per Rule 15c3-1 .... [4550]

B. (k) (2)(A)—"Special Account for the Exclusive Benefit of
customers" maintained .... X [4560]

C. (k) (2)(B)—All customer transactions cleared through another
broker-dealer on a fully disclosed basis. Name of clearing
firm ▼ [4335] [4570]

D. (k) (3)—Exempted by order of the Commission .... [4580]

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed withdrawal or Accrual See below for code to enter	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (yes or no)
▼ [4600]	[4601]	[4602]	[4603]	[4604]	[4605]
▼ [4610]	[4611]	[4612]	[4613]	[4614]	[4615]
▼ [4620]	[4621]	[4622]	[4623]	[4624]	[4625]
▼ [4630]	[4631]	[4632]	[4633]	[4634]	[4635]
▼ [4640]	[4641]	[4642]	[4643]	[4644]	[4645]
▼ [4650]	[4651]	[4652]	[4653]	[4654]	[4655]
▼ [4660]	[4661]	[4662]	[4663]	[4664]	[4665]
▼ [4670]	[4671]	[4672]	[4673]	[4674]	[4675]
▼ [4680]	[4681]	[4682]	[4683]	[4684]	[4685]
▼ [4690]	[4691]	[4692]	[4693]	[4694]	[4695]

TOTAL $ ▼ [4699]

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE: DESCRIPTION
- 1. Equity Capital
- 2. Subordinated Liabilities
- 3. Accruals
- 4. 15c3-1(c)(2)(iv) Liabilities

See Auditor's Report.

Accountants and Auditors

220 SOUTH STATE STREET · SUITE 1910

CHICAGO, ILLINOIS 60604

Member
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
ILLINOIS CPA SOCIETY

TELEPHONE
(312) 939-0477

FAX
(312) 939-8739

To the Members
Valuemetrics Capital, LLC

In planning and performing my audit of the financial statements of Valuemetrics Capital LLC for the year ended December 31, 2002, I considered its internal control structure, including procedures for safeguarding securities in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Valuemetrics Capital, LLC that I considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. I did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements of prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

_____
Certified Public Accountant

Chicago, Illinois
March 28, 2003